Exhibit 12.1

Collegiate Pacific Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

						Six Months Ending December 31,
	FY 2000	FY 2001	FY 2002	FY 2003	FY 2004	FY 2004	FY 2005
(a) Earnings (loss) before income taxes, plus fixed charges	(693,191)	133,810	946,376	988,742	3,244,474	159,923	4,812,816

(b) Total Fixed Charges (interest)	201,434	156,734	140,888	84,525	52,415	23,861	341,519

Ratio of Earnings to Fixed Charges (a) / (b)	—	0.85	6.72	11.70	61.90	6.70	14.09
	to	to	to	to	to	to	to
	1.0	1.0	1.0	1.0	1.0	1.0	1.0